Exhibit 2.2

FIRST AMENDMENT TO AGREEMENT OF PURCHASE AND SALE

THIS FIRST AMENDMENT TO AGREEMENT OF PURCHASE AND SALE (this “Agreement”), is made as of the 14th day of January, 2010, by and between GLIMCHER PROPERTIES LIMITED PARTNERSHIP, a Delaware limited partnership (“Seller”), and BRE/GRJV HOLDINGS LLC, a Delaware limited liability company (“Buyer”).

Background

A.           Seller and Buyer have entered into that certain Agreement of Purchase and Sale dated November 5, 2009 (“Purchase Agreement”), with respect to the retail shopping center properties known as Lloyd Center in Portland, Oregon, and Westshore Plaza in Tampa, Florida (collectively, the “Properties”).

B.            Seller and Buyer wish to modify certain provisions of the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Capitalized terms not defined herein shall have the meanings set forth in the Purchase Agreement.

2.	Section 9.1(a) of the Purchase Agreement is hereby deleted in its entirety and the following is inserted in its place:

“(a)           At Closing, Seller shall pay Seller’s Proportionate Share, and Buyer shall pay Buyer’s Proportionate Share, of (1) any real property transfer taxes, deed stamps, conveyance taxes, documentary stamp taxes and other similar transfer taxes or charges payable as a result of the transfer of the BREP JV Interest to Buyer (“Transfer Taxes”), and (2) all costs and expenses incurred under the Third Party Loans in connection with the transactions contemplated hereunder, including, without limitation, assumption fees, expenses and similar amounts, if any, payable to holders of the Third Party Loan in connection therewith and legal fees, title fees, mortgage assumption fees and taxes, other fees and closing costs required in connection with the TPL Assumption Consents (“Assumption Costs”); provided, however, that Buyer’s liability for Transfer Taxes shall not exceed $720,000 and Buyer’s liability for Assumption Costs shall not exceed $800,000 (it being acknowledged and agreed that Seller shall be obligated to pay 100% of any amounts in excess of: (x) in the case of Transfer Taxes, $1,200,000; and (y) in the case of Assumption Costs, $1,333,333.”

3.	Except as expressly modified herein, the Purchase Agreement shall remain unchanged and in full force and effect.

4.	This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with, the laws of the State of New York.

5.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. This Agreement may be executed by the exchange of copies bearing the electronic or facsimile signatures of the parties.

[Signatures on following pages]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

SELLER:

GLIMCHER PROPERTIES LIMITED
PARTNERSHIP, a Delaware limited
partnership

By:	GLIMCHER PROPERTIES
CORPORATION, its general partner

By:	/s/ George A. Schmidt
Name: George A. Schmidt
Title: Executive Vice President

BUYER:

BRE/GRJV HOLDING LLC, a Delaware
limited liability company

By:	/s/ Anthony M. Myers
Name: Anthony M. Myers
Title: Managing Director and Vice
President